# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: FIRSTSUN CAPITAL BANCORP, CIK 0001709442
CUSIP: 33767U107
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1400 16TH STREET, DENVER, Colorado (CO), 80202
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000950103-24-016208
Filed by CIK 0001512743

## Reporting persons
- Lightyear Fund III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Lightyear Co-Invest Partnership III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Lightyear Fund III GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Lightyear Fund III GP Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- LY Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Lightyear Capital III, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 19,964; shared voting power 0; sole dispositive power 19,964; shared dispositive power 0; aggregate amount beneficially owned 19,964 (0.1% of the class)
  Comment: This percentage and all the percentages in the cover pages are based on a total of 27,758,382 shares of common stock, including 27,753,918 shares of Common Stock outstanding as of March 31, 2024, as reported in the Issuer's current report on Form 8-K filed on April 28, 2025, and 4,464 shares of Common Stock underlying options held by Lightyear Capital III, LLC that are currently exercisable.
- Lightyear Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 19,964; shared voting power 0; sole dispositive power 19,964; shared dispositive power 0; aggregate amount beneficially owned 19,964 (0.1% of the class)
- Lightyear Capital Management LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 19,964; shared voting power 0; sole dispositive power 19,964; shared dispositive power 0; aggregate amount beneficially owned 19,964 (0.1% of the class)
- Lightyear Capital GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 19,964; shared voting power 0; sole dispositive power 19,964; shared dispositive power 0; aggregate amount beneficially owned 19,964 (0.1% of the class)
- Mark F. Vassallo: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 19,964; shared voting power 0; sole dispositive power 19,964; shared dispositive power 0; aggregate amount beneficially owned 19,964 (0.1% of the class)

## Item 1. Issuer
Name of issuer: FIRSTSUN CAPITAL BANCORP
Address of issuer's principal executive offices: 1400 16th Street, Suite 250 Denver, CO 80202

## Item 2. Person Filing
Name of person filing:
This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

(1) Lightyear Fund III, L.P., a Delaware limited partnership; (2) Lightyear Co-Invest Partnership III, L.P., a Delaware limited partnership; (3) Lightyear Fund III GP, L.P., a Delaware limited partnership; (4) Lightyear Fund III GP Holdings, LLC, a Delaware limited liability company; (5) LY Holdings, LLC, a Delaware limited liability company; (6) Lightyear Capital III, LLC ("Lightyear Capital III"); (7) Lightyear Capital LLC; (8) Lightyear Capital Management LP; (9) Lightyear Capital GP LLC; and (10) Mr. Mark F. Vassallo, an individual.
Address of principal business office or, if none, residence: 40 West 57th Street, 22nd Floor New York, NY 10019
Citizenship: See Item 4 of each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 of each cover page.
Percent of class: See Item 11 of each cover page.
Sole power to vote or to direct the vote: See Item 5 of each cover page.
Shared power to vote or to direct the vote: See Item 6 of each cover page.
Sole power to dispose or to direct the disposition: See Item 7 of each cover page
Shared power to dispose or to direct the disposition:
See Item 8 of each cover page.

As of the date hereof, 19,964 shares of Common Stock of the Issuer (including 4,464 shares of Common Stock issuable upon exercise of options) reported herein are directly held by Lightyear Capital III.

As the sole member of Lightyear Capital III, Lightyear Capital LLC may be deemed to have voting and/or dispositive power over the securities held by Lightyear Capital III. As the sole member of Lightyear Capital LLC, Lightyear Capital Management LP may also be deemed to have voting and/or dispositive power over such securities. As the general partner of Lightyear Capital Management LP, Lightyear Capital GP LLC may also be deemed to have voting and/or dispositive power over such securities. As the manager of Lightyear Capital GP LLC, Mr. Vassallo may also be deemed to have voting and/or dispositive power over such securities. However, each of Lightyear Capital LLC, Lightyear Capital Management LP, Lightyear Capital GP LLC and Mr. Vassallo disclaims beneficial ownership of the shares held by Lightyear Capital III.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See response to Item 4 above.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit List

Exhibit A Joint Filing Agreement, dated April 30, 2025, among the Reporting Persons.
Exhibit B Power of Attorney appointing Ellan Ben-Hayon and Lori Forlano as Attorney-in-Fact.

## Signatures
- Lightyear Fund III, L.P.: /s/ Lori Forlano, Lori Forlano/ Vice President (04/30/2025)
- Lightyear Co-Invest Partnership III, L.P.: /s/ Lori Forlano, Lori Forlano/ Vice President (04/30/2025)
- Lightyear Fund III GP, L.P.: /s/ Lori Forlano, Lori Forlano/ Vice President (04/30/2025)
- Lightyear Fund III GP Holdings, LLC: /s/ Lori Forlano, Lori Forlano/ Vice President (04/30/2025)
- LY Holdings, LLC: /s/ Lori Forlano, Lori Forlano/ Vice President (04/30/2025)
- Lightyear Capital III, LLC: /s/ Lori Forlano, Lori Forlano/ Vice President (04/30/2025)
- Lightyear Capital LLC: /s/ Lori Forlano, Lori Forlano/ Vice President (04/30/2025)
- Lightyear Capital Management LP: /s/ Daniel Stencel, Daniel Stencel/ Authorized Signatory (04/30/2025)
- Lightyear Capital GP LLC: /s/ Daniel Stencel, Daniel Stencel/ Authorized Signatory (04/30/2025)
- Mark F. Vassallo: /s/ Lori Forlano, Lori Forlano/ Attorney-in-Fact (04/30/2025)